Baker & McKenzie LLP 300 East Randolph Street, Suite 5000 Chicago, IL 60601 United States Tel: +1 312 861 8000 Fax: +1 312 861 2899 www.bakermckenzie.com

September 7, 2016

Mr. Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance - Office of Real Estate & Commodities
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Physicians Realty Trust
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-36007

Dear Mr. Lee,
On behalf of our client, Physicians Realty Trust (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 29, 2016 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”). The Company’s responses follow the sequentially numbered Comments copied in bold from the Staff’s letter.
Form 10-K for the Year Ended December 31, 2015
Note 2 - Summary of Significant Accounting Policies
Dividends and Distributions, page 74

1.	Please revise to disclose the tax status of distributions per common share and unit pursuant to Rule 3-15(c) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will include in future filings the tax status of distributions per common share and unit in tabular format pursuant to Rule 3-15(c) of Regulation S-X.
Purchases of Investment Properties, pages 74 - 75

2.
Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease and the period over which your below market lease are amortized. Your response should discuss how you determine the likelihood that a lessee will execute a below market lease renewal and how you consider the likelihood, if at all, in determining the amortization period.

Response: Fixed rate renewal options on below market leases are factored into the calculation of the below market lease intangible calculation to the extent they are material. When a below market lease is determined to be material, the Company amortizes the related liability over the respective lease, plus the term of the renewal option which the lessee was compelled to renew.
As of December 31, 2015, the Company owned 151 properties which cover 5.8 million square feet. The Company has acquired 6 below market leases with fixed rate renewal options through December 31, 2015 which cover 35,000 square feet or approximately 0.6% of the Company’s total leasable square feet. The fair value of these below market fixed rate renewal options, calculated as the present value of differences in market rent rates and contractual rent rates, was determined to be immaterial and therefore were not recognized.
When a fixed rate renewal option is present, the Company examines each on a case by case basis, taking into consideration the discount to the market, the remaining lease term and other considerations, including consulting with third party appraisers and specialists, as appropriate. Determining whether or not a tenant would be economically compelled to renew a lease involves significant judgment on the part of management. Based on the Company's experience in owning and managing multitenanted medical office buildings, the existence of a renewal option in leases with renewal rates that may be favorable in relation to current market rates does not assure that the tenant will exercise the renewal option. Additionally, occupancy cost for a typical medical office building tenant is a small percentage of its expense structure and, therefore, is not usually a significant factor in its business model. There are also other qualitative factors that may influence the tenant's decision as to whether or not to renew a lease. For example, tenants that are physician practices often combine with other practices, change hospital affiliation, or add other patient services. The physician practice tenants often make occupancy decisions based on the ability to enhance their operational effectiveness and alter their space needs, and they may not necessarily renew a lease even at a below-market rate.
In the Company’s Quarterly Report for the quarter ended June 30, 2016, the Company included the following disclosure in its Summary of Significant Accounting Policies:
“In recognizing identified intangible assets and liabilities in connection with a business combination, the value of above-or-below market leases is estimated based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between contractual amounts to be received pursuant to the leases and management’s estimate of market lease rates measured over a period equal to the estimated remaining term of the lease. The capitalized above-market or below-market lease intangibles are amortized as a reduction or addition to rental income over the estimated remaining term of the respective leases plus the term of any renewal options that the lessee would be economically compelled to exercise.”
Schedule III - Real estate and Accumulated Depreciation, pages 94 - 99

3.	Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-28 of Regulation S-X.

Response: The Company acknowledges the Staff's comment and will include in future periodic filings disclosure in a note to the gross amount column regarding the Company’s aggregate cost for Federal income tax purposes.
In responding to the Staff’s Comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at (312) 861-8676.

Very truly yours,
/s/ Christopher M. Bartoli
Christopher M. Bartoli

cc: Jeffrey N. Theiler, Chief Financial Officer
John W. Lucey, SVP Chief Accounting and Administrative Officer